Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Amesite Operating Company Draft Registration Statement on Form S-1 Submitted June 1, 2020 CIK No. 0001807166

Ladies and Gentlemen:

This letter sets forth the responses of Amesite Operating Company, a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001807166) submitted to the Commission on June 1, 2020 (the “Draft Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which is being submitted in connection herewith.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. QUESTION:	We note your response to prior comment 2 regarding your reorganization transaction that will occur prior to your initial public offering. Please explain in plain English the purpose and effect of the reorganization. For example, it appears that the reorganization is designed to collapse the holding company structure. It is still, however, unclear as to whether there are any material differences in shareholders’ rights or number of shares outstanding between the current Amesite, Inc. (i.e. Amesite Parent) and Amesite Operating Company upon the close of the reorganization and its initial public offering. Please describe such differences either here or in your Description of Capital Stock.

RESPONSE:	The Company has revised its Amended Drafted Registration Statement to explain in plain English the purpose and effect of the reorganization, including clarification regarding the rights and number of shares outstanding after the consummation of the reorganization. Please see page 4 of the Amended Draft Registration Statement.

Risk Factors

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware ...,

2. QUESTION:	You reference on pages 19 and 53 that your certificate will have a provision that grants exclusive jurisdiction to federal courts for claims under the Securities Act. Section 22 of the Securities Act grants concurrent jurisdiction for both federal and state courts to hear claims under the Securities Act. Please revise to clarify the enforceability of this portion of your exclusive jurisdiction provision.

RESPONSE:	The Company notes that the Delaware Supreme Court recently held in Sciabacucchi v. Salzberg, No. 346, 2019, 2020 WL 1280785 (Del. Mar. 18, 2020) that federal forum provisions, such as the one included in the Company’s certificate of incorporation, are facially valid and enforceable under Delaware law and do not violate federal law or policy by narrowing the forum alternatives available under the Securities Act. The Company has amended its disclosure in the Amended Draft Registration Statement to clarify that there may be uncertainty as to whether courts other than the courts of the State of Delaware will enforce the federal forum provision, if applicable. Please see pages 19 and 53 of the Amended Draft Registration Statement.

Capitalization, page 23

3. QUESTION:	You disclose in note (1) that pro forma loss per share after giving effect to the reorganization was ($.19) and ($.16) for the nine month periods ended March 31, 2020 and 2019, respectively. Please revise to disclose the pro forma weighted average shares used in your calculations of pro forma loss per share.

RESPONSE:	The Company has revised its disclosure to provide for the pro forma weighted average shares used in the calculation of its pro forma loss per share. Please see page 23 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations Financial Position, Liquidity, and Capital Resources, page 31

4. QUESTION:	Please describe the conversion rate or formula for the convertible promissory notes that are convertible into common stock. Disclose the anticipated amount of common stock the noteholders will receive upon conversion at the close of the reorganization transaction and close of your offering. Identify the noteholders if they are affiliates or will become principal stockholders at the close of your offering and would require disclosure under Item 403 of Regulation S-K.

RESPONSE:	The Company has amended its disclosure to describe the conversion rate for the convertible promissory notes that are convertible into its common stock upon the consummation of the Reorganization. The Company has also disclosed the anticipated number of common stock the noteholders will receive upon conversion of such notes. The Company confirms that there are no affiliates or principal stockholders (or holders that will become principal stockholders) at the close of the offering that would require disclosure under Item 403 of Regulation S-K. Please see page 31 of the Amended Draft Registration Statement.

If you have any questions relating to any of the foregoing, please contact Richard A. Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 or Alexander T. Yarbrough at (212) 653-8182.

Very truly yours,

/s/ Richard A. Friedman
Richard Friedman
Sheppard, Mullin, Richter & Hampton LLP